UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Antero Resources Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03674X 106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03674X 106

1	Name of Reporting Person: Glen C. Warren, Jr. I.R.S. Identification Number of Above Person (entities only):

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12,601,441(1)(2)

	6	Shared Voting Power 7(3)

	7	Sole Dispositive Power 12,299,728(2)

	8	Shared Dispositive Power 7(3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,601,448 (1)(2)(3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 4.5%(1)(2)(3)(4)

12	Type of Reporting Person IN

(1)           Includes 96,735 shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) subject to a restricted stock unit award that vests in four equal installments on the first four anniversaries of the grant date, and 204,978 shares of Common Stock subject to a restricted stock unit award that vests in two equal installments on October 22, 2016 and October 22, 2017, so long as the Reporting Person remains continuously employed by the Issuer (as defined in Item 1(a) of this Schedule 13G) through each such date.

(2)           Includes 3,847,251 shares of Common Stock held by Canton Investment Holdings LLC (“Canton”).  Mr. Warren is the sole member of Canton.  Mr. Warren disclaims beneficial ownership of all shares held by Canton except to the extent of his pecuniary interest therein.

(3)           See Item 4 below.

(4)           Calculations are based upon 277,035,558 shares of Common Stock outstanding as of December 31, 2015.

Item 1(a).	Name of Issuer. The name of the issuer is Antero Resources Corporation, a Delaware corporation (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices. The principal executive offices of the Issuer are located at 1615 Wynkoop Street, Denver, Colorado 80202.

Item 2(a).	Names of Persons Filing. This Schedule 13G is filed on behalf of Glen C. Warren, Jr., Director, President, Chief Financial Officer and Secretary of the Issuer.
Item 2(b).	Address or Principal Business Office or, if none, Residence. The principal business address of Mr. Warren is 1615 Wynkoop Street, Denver, Colorado 80202.
Item 2(c).	Citizenship. Mr. Warren is a citizen of the United States.
Item 2(d).	Title of Class of Securities. Common Stock, par value $0.01 per share (the “Common Stock”).
Item 2(e).	CUSIP Number. 03674X 106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

Mr. Warren holds a direct membership interest in Antero Resources Investment LLC, a Delaware limited liability company (“Antero Investment”), and a direct membership interest in Antero Resources Employee Holdings LLC, a Delaware limited liability company (“Employee Holdings”), which holds a direct membership interest in Antero Investment. Pursuant to the limited liability company agreements of Antero Investment and Employee Holdings, all of the shares of Common Stock held by Antero Investment and Employee Holdings were distributed to their respective members, including Mr. Warren, on a pro rata basis on November 23, 2015, with no consideration being paid in connection therewith.

A family member of Mr. Warren directly owns 7 shares of Common Stock.  Mr. Warren may be deemed to have shared voting and dispositive power with respect to the 7 shares of Common Stock held by such family member.

Mr. Warren expressly disclaims beneficial ownership with respect to all shares of Common Stock reported except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following - ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 of the Securities and Exchange Act of 1934.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2016	Glen C. Warren, Jr.

	By:	/s/ Alvyn A. Schopp
	Name:	Alvyn A. Schopp
	Title:	Attorney in Fact*

*The Power of Attorney given by Mr. Warren was previously filed with the U.S. Securities and Exchange Commission on October 9, 2013 as an exhibit to the Form 3 filed by Mr. Warren with respect to the Issuer and is hereby incorporated by reference.

[Signature Page – Schedule 13G]